UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD-INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 14, 2013
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         616,662
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    616,662
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             616,662
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.5%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold-Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $141,314.78 have been used to effect the purchases. No part of the purchase price represents borrowed funds.


ITEM 4.   Purpose of Transaction

     The reporting person believes he is the largest outside shareholder of Scott's Liquid Gold. He has acquired the shares for investment purposes.

     Under the current CEO, Mr. Goldstein, who ascended to the top executive position in August of 1990, sales of the signature Scott's Liquid Gold household product line have been thoroughly decimated, peaking at $22.5 million in 1992, and plunging to $4.9 million in 2012...a staggering 78% decline. (Adjusted for inflation, as measured by the CPI, the decline is a mind numbing 87%.) Mr. Goldstein has, by any honest measure, ravaged and destroyed the company's namesake, 60 year old brand...with no chagrin or accountability. Moreover, a do-nothing board, subjugated to Mr. Goldstein's will, has, astonishingly, looked the other way, allowing Goldstein to continue to "cannibalize" the company, for the sake of the founding family scion's $400K annual employment sinecure. The reporting person believes the board has breached its fiduciary responsibility, by making Mark Goldstein's continued employment as CEO a "given," merely because the board is too timid and cowardly to "hurt Mr. Goldstein's feelings," and because the board's primary loyalty, collectively, is to the Goldstein family. The board has, therefore, countenanced the virtual destruction of a once great brand, hiding behind the "business judgement rule," and facilitating the maintenance of Mr. Goldstein's outrageous 22 year record of wanton value destruction, incompetence, nepotism, cronyism, and self-entrenchment.

     Because of the above, the reporting person has made a number of proposals, as indicated in his previous 13D filings. He has asked the company to put itself up for sale. He has asked the company to make a broad-based tender offer to all of the shareholders, at 50 cents per share, that want a "divorce" from Mr. Goldstein's imperious control of SLGD. He has offered to buy out Mr. Goldstein's interest at 50 cents a share. And he has demanded that, if the board insists on continuing to kowtow to Mr. Goldstein and keep him in charge, that the board require Goldstein to raise the capital to take the company private, at a fair price.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated in this and previous 13D filings, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on June 14, 2013, the reporting person has sole voting and dispositive power over 616,662 shares of Scott's Liquid Gold, Inc.'s common stock. According to the company's 1st quarter 2013 Form 10-Q, as of May 13, 2013 there were 11,201,622 common shares outstanding. The reporting person is therefore deemed to own 5.5% of the company's common stock. Transactions effected by the reporting person, since the previous 13D Amendment #5, were performed in ordinary brokerage transactions, and are indicated as follows:

06/14/13  sold 190,000 shares @  $.45


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

None

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  06/17/13
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor